STACY H. WINICK

202.778.9252

stacy.winick@klgates.com

DIRECT FAX: 202.778.9100

September 4, 2009

Ms. Karen J. Garnett

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Dear Ms. Garnett:

Nuveen Commodities Income and Growth Fund

Nuveen Commodities Income and Growth Master Fund LLC

333-130360

333-130360-01

This letter responds to the comments contained in your letter dated August 4, 2006, regarding Pre-Effective Amendment No. 2 to the Registration Statement on Form S-1 of Nuveen Commodities Income and Growth Fund (the “Fund”) and Nuveen Commodities Income and Growth Master Fund LLC, as co-registrant (the “Master Fund”). For convenience, each of your comments is repeated below, with responses immediately following.

Since the date of your last comment letter, the registrant has determined to change its name from Nuveen Commodities Income and Growth Fund to Nuveen Diversified Commodity Fund. The registrant has also determined to eliminate the master-feeder fund structure and the Master Fund. As a result references to the former co-registrant have been eliminated in Pre-Effective Amendment No. 3 being filed today, and the Fund is identified in the prospectus included in the Pre-Effective Amendment No. 3 as the Nuveen Diversified Commodity Fund.

The responses to these comments are included, as appropriate, in Pre-Effective Amendment No. 3 which was filed with the SEC on the date of this letter. A copy of that amendment, marked to show changes from Pre-Effective Amendment No. 2, is enclosed for your convenience.

Ms. Karen J. Garnett

Securities and Exchange Commission

September 4, 2009

General

1. Comment: Please include audited financial statements in your next amendment. Please be aware that we may need substantial time to review your financial statements prior to the filing of a red herring or the distribution of a preliminary prospectus to potential purchasers.

Response: Agreed and understood; audited financial statements will be filed as soon as they are available.

2. Comment: We refer to your response to prior comment 6 which appears to indicate that the size of the offering will not be determined until after your marketing efforts have concluded. While we understand that the exact size of the offering may not be known until such time, the red herring should include information regarding the anticipated offering, including the number of units expected to be sold. Please revise future amendments as appropriate.

Response: Agreed. The Fund, prior to printing red herrings, will file another Pre-Effective Amendment registering the number of shares then expected to be sold in the offering. Based on the success of marketing efforts, that number of common shares may be increased or decreased for purposes of determining the final size of the offering.

Prospectus Summary

Investment Objective, page 2

3. Comment: We note your reference here and in other locations that the risk management portion of your investment strategy may “thereby generate an attractive risk-adjusted return.” Please revise to remove this statement or balance it with disclosure that indicates that the risk-adjusted returns may be positive or negative.

Response: Agreed. The following sentence has been added on page 2 as the final sentence in the first paragraph under “Investment Objectives” and elsewhere in the document as appropriate:

The Fund’s risk-adjusted return over any particular period may be positive or negative.

Break-Even Analysis, page 10

4. Comment: We have reviewed your response to prior comment 6. This table should present data based on the actual size of the offering, not an assumed capitalization that differs from the actual offering. Similarly, in light of the fact that the offering is intended to be a firm commitment and underwritten offering, it is not clear why you have presented multiple break-even points in footnote (1). Please revise accordingly.

Response: As previously discussed, the Fund believes that the range of data included in footnote 1 is based on a reasonable expectation of the lowest and highest number of common shares to be sold, which cannot presently be predicted with certainty. The information with

Ms. Karen J. Garnett

Securities and Exchange Commission

September 4, 2009

respect to multiple offering sizes will be included in the preliminary prospectus, but only data for a single offering size will be included in the final prospectus, with [10 million] common shares being the number of shares currently expected to be sold in the offering.

5. Comment: We refer to footnote (4). Please indicate whether the turnover rate is consistent with the program’s historical trading and whether it takes into account any brokerage fees that will be incurred in connection with the risk management component of your trading program.

Response: The turnover rate is consistent with the program’s historical trading. This fact has been noted in footnote 4. The dollar amounts shown do take into account all brokerage fees (including call option commissions) other than those brokerage fees incurred in connection with purchasing put options. Initially, the Fund does not intend to purchase commodity put options, but may do so in the future. A more complete discussion of this information has been included in footnote 4.

The Master Fund’s Investments, page 22

6. Comment: Please disclose the commodity weightings of the TAP program as of a recent date. We note that forward-looking information in this regard is included in Part Two, but we believe that an overview of the holdings of TAP as of a recent date is material information that should be included in Part One.

Response: Agreed. The following disclosure has been added on pages 24 and 25 of the prospectus:

The actual weightings of the TAP® portfolio as of June 30, 2009 are as follows:

Commodity	Actual TAP® portfolio weighting as of 6/30/09 (%)
Corn	4.42
Soybeans	4.71
Wheat	4.44
Soy Meal	1.75
Bean Oil	1.33
Live Cattle	7.00
Lean Hogs	2.14
Feeder Cattle	1.27
Cotton	1.22
Sugar	2.12
Coffee	1.19
Cocoa	0.31
WTI Crude Oil	15.12
Brent Crude Oil	5.81
Heating Oil	2.77

Ms. Karen J. Garnett

Securities and Exchange Commission

September 4, 2009

Commodity	Actual TAP® portfolio weighting as of 6/30/09 (%)
Gas Oil	3.02
Natural Gas	3.10
Gasoline	4.99
Gold	6.10
Silver	1.69
Platinum	0.78
Palladium	0.24
Aluminum	6.34
Copper	12.72
Nickel	2.36
Zinc	1.67
Lead	1.39

100.00

Gresham Performance Record, page 32

7. Comment: Please update the composite performance table for the TAP program to a more current date than January 2006.

Response: Agreed. The performance table has been updated to reflect data as of June 30, 2009.

Distributions, page 41

8. Comment: Please expand your disclosure to indicate how you expect to make distributions at a level rate in light of the monthly volatility inherent in the trading program. In order to make distributions at a level rate, please indicate whether the fund may borrow, if necessary, if it does not have sufficient cash to make such distributions. In connection with this we refer to your statement that there may be periods “when the distribution rate will exceed the Fund’s actual returns.”

Response: The references to distributions at a level rate have been deleted. In addition, as noted throughout the prospectus, the Fund writes call options on a continual basis on up to approximately 50% of the notional value of its commodity futures and forward contract positions. As a result, the Fund expects to generate net option premiums that will decrease volatility and provide a steady flow of cash for purposes of Fund distributions. The Fund does not anticipate that it will borrow to fund its distributions, but may make distributions out of its available capital in accordance with applicable Delaware law. If necessary, the Fund may be required to liquidate investments in order to make distributions. As a result, the following disclosure has been added on page 41 under the heading “Distributions” as the third sentence in the paragraph under the bullet points:

Ms. Karen J. Garnett

Securities and Exchange Commission

September 4, 2009

In addition, the Fund does not anticipate that it will borrow to obtain the cash necessary to make its distributions; however, in the event that the Fund’s distribution rate exceeds its actual returns, the Fund may be required to liquidate investments in order to make such a distribution at times or at prices that it would not otherwise do so.

Legal Matters, page 57

9. Comment: When known, please identify counsel that will be providing an opinion as to the legality of the shares being offered.

Response: Agreed.

Federal Income Tax Consequences, page 58

10. Comment: Please clarify the scope of the tax opinion provided by Bell, Boyd & Lloyd as referenced on page 59. Specifically, it appears that the opinion will only state that the pool is not an association, not that it is a grantor trust or that it is not a partnership. Please advise us as to why counsel is unable to render an unqualified opinion on the status of the pool.

Response: The opinion of Bell, Boyd & Lloyd (as a result of a merger, now K&L Gates LLP) will indicate that the pool will be classified as a partnership.

Part Two

11. Comment: We note that a number of sections include gross returns of the TAP program since its inception in 1987. Please advise us as to why pro form[a] performance results which show the impact of the fees to be incurred in the TAP Plus program, are not included, so that investors can more clearly assess the historical success/failure of the pool.

Response: All charts have been revised to show net returns for TAP® and TAP PLUSSM.

12. Comment: We refer to the charts on page 79 that show correlation of oil stocks vs. oil futures and gold stocks vs. gold futures. In both charts, please label what is represented by the x-axis. In addition, please clarify why the futures element of the graphs is confined to front-month futures contracts. Finally, the chart that purports to show gold stock vs. gold futures appears to show gold and silver stocks vs. gold futures. Please advise us as to why you believe that the inclusion of silver stocks in the stock index is consistent with your premise.

Response: The y-axis on each of Charts 1 and 2 has been labeled appropriately (showing the value of $1 invested). The heading for Chart 2 has been revised to delete reference to silver stocks. In addition, the following sentences have been added to the paragraphs preceding the charts relating to front-month futures contracts and the PHLX Gold & Silver Index (XAU) (see italicized text below Chart 2 as well):

Ms. Karen J. Garnett

Securities and Exchange Commission

September 4, 2009

Because silver companies represent a very small percentage (less than 5%) of the XAU as of June 30, 2009, only gold futures were used for purposes of Chart 2.

Front-month contracts were used because the Fund will gain its commodity exposure by investing and reinvesting in (i.e., rolling) the front-month futures contract in each of its commodity positions, and the chart seeks to compare the returns of an equity investor seeking commodity exposure through owning stocks of commodity producing companies with the returns of the futures market. Of course, individual stocks comprising the indices shown can underperform or outperform the relevant index or the futures price.

13. Comment: We refer to the charts that show the correlation between the TAP program and GDP and CPI on pages 81-82. Please quantify the average correlation between TAP and GDP and CPI, respectively. In this vein, it appears that there has been very little correlation between TAP and CPI in recent years.

Response: The GDP chart has been removed from the registration statement and Chart 4 (the CPI comparison chart on page 80) shows a TAP®/CPI correlation of 0.60% since 1987.

In addition, the following sentence has been added as a new first sentence on page 82:

Although TAP® returns have from time to time demonstrated a negative correlation to inflation over relatively short periods of time, TAP® returns have a 0.60 correlation with changes in inflation since 1987.

14. Comment: We refer to the chart on page 86 that shows the volatility of the DJIA versus the volatility of the TAP program. The prefatory refers to the lack of volatility of futures contracts that are fully collateralized (i.e. – no leverage). Please indicate whether the chart on page 83 shows TAP performance data and average TAP commodity data on a fully collateralized basis or whether it shows the actual performance of both, including leverage.

Response: The following sentence has been added to the “Background” discussion that modifies all of the charts included in the “Historical Correlation and Supplement Performance Information” section beginning on page 77:

TAP® data is shown on a fully collateralized basis assuming no leverage.

15. Comment: We refer to the charts showing hypothetical data of the TAP Plus program. Please clarify why you used January 1, 1996 as the beginning date for these tables. We note that in prior charts that show the performance history of TAP without the Plus component, you used 1987 as the beginning point.

Ms. Karen J. Garnett

Securities and Exchange Commission

September 4, 2009

Response: Reliable complete publicly-available industry data for the option portion of TAP PLUSSM prior to July 1994 (updated from the January 1, 1996 date used in the previous filing) is not consistently or readily available. It may be possible that the necessary data prior to 1994 could be collected from private sources at a significant cost, but the Manager does not believe that the usefulness of such additional information outweighs the significant cost. The following sentence has been added to the “Background” discussion that modifies all of the charts included in the “Historical Correlation and Supplement Performance Information” section beginning on page 77:

Comparative data for TAP PLUSSM is shown as of July 1994 because reliable complete publicly-available industry data for the option portion of TAP PLUSSM prior to July 1994 is not consistently or readily available.

*  *  *  *   *

We believe that this information responds to all of your comments. If you should require additional information, please call me at 202.778.9252, Craig Walker at 312.807.4321 or Don Weiss at 312.807.4303.

Very truly yours,

Stacy H. Winick

Enclosures

Copy (w/encl.) to Kevin McCarthy